United Airlines Series 2016-2B EETC Investor Presentation October 23, 2017 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-203630-01 Dated October 23, 2017

Certain statements included in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “goals” and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: our ability to comply with the terms of our various financing arrangements; the costs and availability of financing; our ability to maintain adequate liquidity; our ability to execute our operational plans and revenue-generating initiatives, including optimizing our revenue; our ability to control our costs, including realizing benefits from our resource optimization efforts, cost reduction initiatives and fleet replacement programs; costs associated with any modification or termination of our aircraft orders; our ability to utilize our net operating losses; our ability to attract and retain customers; potential reputational or other impact from adverse events in our operations; demand for transportation in the markets in which we operate; an outbreak of a disease that affects travel demand or travel behavior; demand for travel and the impact that global economic and political conditions have on customer travel patterns; excessive taxation and the inability to offset future taxable income; general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); economic and political instability and other risks of doing business globally; our ability to cost-effectively hedge against increases in the price of aircraft fuel if we decide to do so; any potential realized or unrealized gains or losses related to fuel or currency hedging programs; the effects of any hostilities, act of war or terrorist attack; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; the effects of any technology failures or cybersecurity breaches; disruptions to our regional network; the costs and availability of aviation and other insurance; industry consolidation or changes in airline alliances; the success of our investments in airlines in other parts of the world; competitive pressures on pricing and on demand; our capacity decisions and the capacity decisions of our competitors; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements and environmental regulations); the impact of regulatory, investigative and legal proceedings and legal compliance risks; the impact of any management changes; labor costs; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; weather conditions; and other risks and uncertainties set forth under Part I, Item 1A., “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission. Safe harbor statement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Morgan Stanley toll-free at 1-866-718-1649.

United Airlines, Inc. (“United” or “UAL”) intends to raise $236,173,000 through the offering of Pass Through Certificates, Series 2016-2B (the “Certificates”) United previously issued $636,512,000 and $283,081,000 aggregate face amount of Pass Through Certificates, Series 2016-2 Class AA and Class A, respectively, on September 27, 2016. The Series 2016-2 Class AA and Class A Certificates are not being offered in this transaction The Certificates will have the benefit of a security interest in 13 Boeing aircraft delivered new between December 2016 and June 2017 The Class B Certificates offered in this transaction will consist of one amortizing tranche of debt: Class B junior subordinated tranche amortizing over 7.9 years, with a 73.0% / 73.0% initial / max¹ loan-to-value ratio (“LTV”) Sole Structuring Agent: Credit Suisse Joint Lead Active Bookrunners: Credit Suisse, Goldman Sachs & Co. LLC and Morgan Stanley Bookrunners: Citigroup, Deutsche Bank Securities, BofA Merrill Lynch, J.P. Morgan, BNP Paribas and Credit Agricole Securities Liquidity Facility Provider: Commonwealth Bank of Australia, New York Branch 1 Initial LTV and Maximum LTV each projected as of November 6, 2017, the expected issuance date, and each includes the outstanding principal amount of the AA and A Notes as of such date because they rank senior to the B Notes. United Airlines 2016-2B EETC

United Series 2016-2B EETC structural summary

	Existing 2016-2 Class AA[2]	Existing 2016-2 Class A[2]	2016-2 Class B
Initial Face Amount	$636,512,000	$283,081,000	$236,173,000
Current Rating / Expected Ratings (Moody's/Fitch)[1]	Aa3/AA	A1/A	Baa2/BBB
Initial LTV / Maximum LTV[3]	40.2% / 40.2%	58.1% / 58.1%	73.0% / 73.0%
Coupon	2.875%	3.100%	TBD
Weighted Average Life (years)	9.1	9.1	5.4
Regular Distribution Dates	April 7 and October 7	April 7 and October 7	April 7 and October 7
Final Expected Distribution Date[4]	October 7, 2028	October 7, 2028	October 7, 2025
Final Maturity[5]	April 7, 2030	April 7, 2030	April 7, 2027
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semi-annual interest payments	Three semi-annual interest payments	Three semi-annual interest payments

[1] Actual ratings included for existing Certificates, and expected ratings included for Class B Certificates.
[2] Unless otherwise noted, information for the Class AA and A Certificates provided as of September 27, 2016, which was the date of issuance of the Class AA and Class A Certificates.
[3] Initial LTV and Maximum LTV for the Class AA, Class A, and Class B Certificates calculated as of November 6, 2017.
[4] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[5] The Final Maturity Date for the Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for the Class B Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semi-annual interest payments.

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Key structural elements One Class of Certificates Offered Class B amortizing debt which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall (Same as senior debt in UAL 2016-2 EETC) Same waterfall both before and after an event of default Interest on Preferred Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates and interest on Preferred Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the then outstanding more senior classes of Certificates at par plus accrued and unpaid interest Cross-Collateralization and Cross-Default of all Aircraft The Equipment Notes will be cross-collateralized by all 13 aircraft All indentures will include cross-default provisions Collateral Strategically core aircraft types to United’s fleet operations which delivered new between December 2016 and June 2017 Additional Certificates United retains option to issue additional subordinated classes of Certificates at any time in the future

Aircraft collateral summary – base values

- **Aggregate aircraft appraised value of approximately $1,583 million[(1)]**
- **Appraisals indicate a minimum collateral cushion of 28.2% on the Class B Certificates, which increases over time as the debt amortizes[(2)]**

Aircraft No.	Aircraft Type	Narrow / Widebody	Registration Number	Manufacturer's Serial Number	Engine Type	MTOW (lbs)	Delivery Date	Base Value ($mm)			
								AISI	BK	MBA	LMM[(1)]
1	Boeing 737-800	Narrow	N77538	63694	CFM56-7B27E/F	174,200	Dec-16	$47.31	$46.69	$46.57	**$46.69**
2	Boeing 737-900ER	Narrow	N61898	62815	CFM56-7B27E/F	187,700	Dec-16	47.91	51.70	50.54	**50.05**
3	Boeing 737-900ER	Narrow	N63899	62816	CFM56-7B27E/F	187,700	Dec-16	48.00	51.69	50.54	**50.08**
4	Boeing 737-900ER	Narrow	N38479	62817	CFM56-7B27E/F	187,700	Dec-16	48.12	51.56	50.54	**50.07**
5	Boeing 787-9	Wide	N29968	60141	GEnx 1B74/75/P2	560,000	Jan-17	135.10	148.95	137.91	**137.91**
6	Boeing 787-9	Wide	N15969	60142	GEnx 1B74/75/P2	560,000	Feb-17	135.74	149.02	138.38	**138.38**
7	Boeing 777-300ER	Wide	N2737U	62647	GE90-115BL	775,000	Mar-17	152.75	165.12	157.94	**157.94**
8	Boeing 777-300ER	Wide	N2140U	62651	GE90-115BL	775,000	Jun-17	154.22	166.25	158.73	**158.73**
9	Boeing 777-300ER	Wide	N2639U	62650	GE90-115BL	775,000	May-17	154.49	166.20	158.47	**158.47**
10	Boeing 777-300ER	Wide	N2341U	63721	GE90-115BL	775,000	Jun-17	154.40	166.31	158.73	**158.73**
11	Boeing 777-300ER	Wide	N2142U	63722	GE90-115BL	775,000	Jun-17	154.93	166.33	158.73	**158.73**
12	Boeing 777-300ER	Wide	N2243U	63723	GE90-115BL	775,000	Jun-17	155.09	166.45	158.73	**158.73**
13	Boeing 777-300ER	Wide	N2644U	63724	GE90-115BL	775,000	Jun-17	155.27	166.52	158.73	**158.73**
Total								**$1,543.33**	**$1,662.79**	**$1,584.54**	**$1,583.24**

[1] Lesser of the mean and median of the base values of each aircraft as appraised by Aircraft Information Services, Inc. ("AISI") and Morten Beyer & Agnew, Inc. ("MBA") as of September 2017, and by BK Associates, Inc. ("BK") as of October 2017. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value

[2] Minimum collateral cushion is calculated as of April 7, 2018, the first Class B Regular Distribution date after the Class B issuance date. See "Prospectus Supplement Summary - Loan to Aircraft Value Ratios" in the Preliminary Prospectus Supplement for this offering

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Aircraft collateral – key observations

- Liquid, high quality aircraft collateral
- Higher MTOW on United's Boeing 737-800 and Boeing 777-300ER aircraft – enhances mission capability, versatility and liquidity value
- Split scimitar winglets on United's Boeing 737-800 and Boeing 737-900ER aircraft – provides enhanced fuel economy and flight performance
- The Boeing 737-800 and Boeing 737-900ER aircraft are the narrowbody workhorses of the fleet
- The Boeing 787-9 aircraft is United's new generation midsize widebody aircraft
  - United's Boeing 787-9 holds 33 additional passengers relative to its Boeing 787-8
- United's Boeing 777-300ER aircraft enhances strategic opportunities for its large widebody, long-haul fleet
  - Sized for United's needs; Polaris Business Class cabin greatly enhances premium customer experience
  - Replaces United's Boeing 747-400 aircraft as the primary large widebody aircraft in the fleet
  - 50% of United's 777-300ER aircraft are financed in the Series 2016-2 EETC

Collateral fleet breakdown

By appraised value (LMM)[1]


B737-800
2.9%
B737-900ER
9.5%
B787-9
17.5%
B777-300ER
70.1%


Narrowbody
12.4%
Widebody
87.6%

[1] Lesser of the mean and median of the base values of each aircraft as appraised by AISI and MBA as of September 2017, and by BK as of October 2017. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value

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Aircraft collateral – importance to United's fleet

Aircraft type	Importance to United
737-800	▪ United Airlines operates 141 Boeing 737-800 aircraft, 19% of its mainline fleet as of September 30, 2017 ▪ The Boeing 737-800 operates out of every United hub to most major spokes accounting for a significant portion of hub-to-hub missions ▪ United's Boeing 737-800's are all fitted with split scimitar winglets
737-900ER	▪ United Airlines is the largest customer of the type, with 136 in service or on order (18% of its mainline fleet as of September 2017) ▪ The Boeing 737-900ER is a capable and flexible aircraft that contributed to 25% of United's domestic mainline departures in the first nine months of 2017
787-9	▪ The 787-9 fleet possesses an additional 200 miles of range relative to the 787-8, which allows United to fly new routes such as LAX to Singapore ▪ Larger payload/passenger count (252 passengers vs. 219 for the Boeing 787-8) ▪ Fills gap between Boeing 787-8 and Boeing 777-200ER
777-300ER	▪ The Boeing 777-300ER enhances strategic opportunities for United's long-haul fleet, with key value drivers (efficiency, commonality, dependability, flexibility) generating long-term value for United ▪ The Boeing 777-300ER is a cost-efficient, long-range, high density route aircraft ▪ United's 777-300ER aircraft are configured for significantly greater MTOW and passenger loads, leading to higher appraised values when compared to lower limit MTOW aircraft

Note: Information provided by United Airlines

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Series 2016-1B EETC Investor Presentation October [23], 2017